SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by The Provident Bank

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bancorp, Inc.

5 Market Street

Amesbury, Massachusetts 01913

SBERA

401(k) Plan as Adopted by

The Provident Bank

2019 Financial Statements

and

Supplemental Schedule

E.I.N. 84-4132422           Plan Number 002

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

The following financial information is submitted herewith:

All schedules, except as listed above, that are required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

SBERA 401(k) Plan as adopted by The Provident Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by The Provident Bank (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

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SBERA 401(k) Plan as Adopted by The Provident Bank

/s/ Whittlesey PC

We have served as the Plan’s auditor since 2015.

Hartford, Connecticut

June 29, 2020

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SBERA 401(k) Plan as Adopted by The Provident Bank

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	December 31,
	2019	2018

Assets
Investments at fair value:
Common collective trusts	$10,805,620	$10,036,307
Provident Bank stock fund	8,825,230	4,969,385
Total investments at fair value	19,630,850	15,005,692

Notes receivable from participants	389,003	386,874

Net assets available for benefits	$20,019,853	$15,392,566

The accompanying notes are an integral part of these financial statements.

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SBERA 401(k) Plan as Adopted by The Provident Bank

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

Investment Income
Net appreciation in fair value of investments	$3,704,151
Interest and dividends	28,285
Total investment income	3,732,436

Interest income on notes receivable from participants	19,472

Contributions:
Participant	759,339
Employer	564,796
Rollover	370,353
Total contributions	1,694,488

Benefits paid to participants	818,509
Administrative fees	600
Total deductions	819,109

Net increase	4,627,287

Net assets available for benefits:
Beginning of year	15,392,566
End of year	$20,019,853

The accompanying notes are an integral part of these financial statements.

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SBERA 401(k) Plan as Adopted by The Provident Bank

1. Description of the Plan

The following description of SBERA 401(k) Plan as Adopted by The Provident Bank (the “Plan”) provides only general information. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Provident Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Provident Bancorp, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a member of the SBERA Common Collective Trust (“SBERA” or the “Trust”). The Plan is administered by SBERA, which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Under the Trust agreement, the Plan owns a portion of the net assets of the Trust. The Plan has a divided interest in certain assets of the Trust.

SBERA is the Plan Administrator. SBERA contracted with Benefit Plans Administrative Service, Inc. (“BPAS”) to provide record keeping services. SBERA is the Trustee for the Plan.

Eligibility Requirements

To become eligible for participation, an employee must have reached 21 years of age.

Contributions

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.

The Bank may make a safe harbor contribution to eligible participants, equal to 100% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the Plan. Effective August 1, 2019, the plan was amended so that participants are immediately eligible for safe harbor contributions. Prior to the amendment a participant must have completed one year of service to be eligible for safe harbor contributions. For the plan year ended December 31, 2019 the Bank made safe harbor contributions totaling $564,796. The Bank may also make nonelective contributions to eligible employees, as determined by the Board of Directors. To be eligible for a nonelective contribution, participants must complete one year of service. There were no nonelective contributions made during the plan years ended December 31, 2019 and 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Bank contributions and an allocation of Plan earnings. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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SBERA 401(k) Plan as Adopted by The Provident Bank

Investments

Participants direct their contributions into investment options offered by the Plan and common shares of Provident Bancorp, Inc., the parent company of the Bank. Employer contributions are invested in each participant’s account according to the participant’s selected allocation. Participants can change or transfer their investment options at any time via an automated telephone system or online via the BPAS website.

Vesting

Participants are vested immediately in their contributions and the Bank’s safe harbor contributions, plus actual earnings thereon. Vesting in the Bank’s nonelective contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than twenty years. The notes are secured by the balance in the participant’s account and bear interest at prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. If a participant’s vested account balance is $1,000 or less, the Plan Administrator can distribute the entire balance in a lump-sum amount.

Hardship Withdrawals

Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, in order to meet a participant’s immediate and heavy financial need. Participant deferrals are suspended for six months following receipt of a hardship withdrawal.

Forfeitures

At December 31, 2019, the balance of forfeited nonvested account amounts was $447. At December 31, 2018 there were no forfeited nonvested account amounts. These accounts can be used to reduce the Bank’s future safe harbor contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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SBERA 401(k) Plan as Adopted by The Provident Bank

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Bank’s management reviews the Plan Administrator’s determination of the Plan’s valuation policies. See Note 8 for discussion of Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Defaulted notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Bank as provided by the Plan document. The Bank paid $32,583 in administrative expenses on behalf of the Plan during 2019.

Administrative expenses including investment related fees are paid directly to SBERA and are reflected in the Plan’s share of the common collective trusts net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

Reclassification

Certain 2018 amounts in the notes to the financial statements were reclassified to conform to the current year’s presentation. Such classifications did not affect the net increase in plan assets or net assets available for benefits.

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SBERA 401(k) Plan as Adopted by The Provident Bank

3. Risk and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

4. Investments – Plan Interest in SBERA Common Collective Trust

The Plan owns a portion of the net assets of the Trust. The following table presents the total net assets of the Trust and the Plan's interest in Trust Assets:

	December 31,
	2019	2018

Cash	$34,212,264	$96,988,429
Total investments at fair value	1,641,839,059	1,475,483,251
Notes receivable from participants	11,408,820	16,470,989
Other assets	12,496,458	15,695,124

Total Assets	$1,699,956,601	$1,604,637,793

Total Liabilities	2,009,347	1,275,231

Net assets available for benefits	$1,697,947,254	$1,603,362,562

Plan interest in net assets	$20,019,853	$15,392,566

Total Trust investment income for the year ended December 31, 2019 was comprised of:

2019

Net realized and unrealized gain on investments	$282,827,099
Interest and dividend income	22,575,671
Administrative expenses	(7,392,804)

Trust net investment gain	$298,009,966

Trust net investment gain allocated to the Plan	$3,751,908

The net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

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SBERA 401(k) Plan as Adopted by The Provident Bank

5. Continuance of the Plan

The Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. At December 31, 2019, the Plan had not expressed any intention to terminate and expects to continue the Plan indefinitely.

6. Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated March 31, 2014. The letter states that the prototype form of plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the Plan Sponsor and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

7. Related Party and Party-in-Interest Transactions

Certain administrative functions, including plan administration, are performed by officers or employees of the Bank. BPAS provides consulting, recordkeeping and other services in connection with the administration of the Plan. The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. The assets of the Plan are held by several custodians. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

Participants may allocate any portion of their contributions to purchase common shares of Provident Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Provident Bancorp, Inc.’s common stock amounted to $8,471,972 and $4,793,220 at December 31, 2019 and 2018, respectively. During 2019, the Plan purchased and sold 302,483 and 72,732 number of shares, respectively. Because the Bank is the Plan Sponsor, transactions involving Provident Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

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SBERA 401(k) Plan as Adopted by The Provident Bank

8. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with GAAP, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement

Level 1	—	Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2	—	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

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SBERA 401(k) Plan as Adopted by The Provident Bank

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2019 and 2018, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2019
Investments measured at NAV(a):
Common collective trusts	$10,805,620
Investments measured in the fair value hierarchy:
Provident Bank Stock Fund - Stock	$8,471,972	$8,471,972	$-	$-
Provident Bank Stock Fund - Cash	353,258	-	353,258	-
Total investments at fair value	$19,630,850	$8,471,972	$353,258	$-

December 31, 2018
Investments measured at NAV(a):
Common collective trusts	$10,036,307
Investments measured in the fair value hierarchy:
Provident Bank Stock Fund - Stock	$4,793,220	$4,793,220	$-	$-
Provident Bank Stock Fund - Cash	176,165	-	176,165	-
Total investments at fair value	$15,005,692	$-	$176,165	$-

(a)	In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common collective trusts: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Provident Bank Stock Fund: Represents a unitized employer stock fund comprised of underlying Provident Bancorp, Inc. Common Stock and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Provident Bank Stock Fund is based on the closing market price of the Provident Bancorp, Inc. Common Stock on the NASDAQ exchange multiplied by the number of shares held in the fund. The carrying amount of the short-term cash component approximates fair value.

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SBERA 401(k) Plan as Adopted by The Provident Bank

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan does not have any financial instruments carried at fair value on a nonrecurring basis at December 31, 2019 and 2018.

The following table sets forth additional disclosures of the Plan’s investment whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2019 and 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value		Unfunded	Redemption	Redemption Notice
	2019	2018	Commitment	Frequency	Period

Common collective trusts	$10,805,620	$10,036,307	$-	Daily, Monthly	1 to 5 days

9. Subsequent Events

Effective January 1, 2020, the Plan was amended to exclude temporary and seasonal employees whose regularly scheduled service is less than 1,000 hours during the plan year from all contributions. If any such employee actually completes at least 1,000 hours of service during the plan year, the employee becomes eligible for participation in the Plan.

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) was signed into law. Among other changes, the age requirement for minimum distributions was raised to 72 from 70 ½, for any participant who turned 70 ½ on or after January 1, 2020. This provision was adopted by the Plan effective January 1, 2020.

On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels.  While the length and severity of this pandemic, and the ultimate financial effects, cannot be reasonably estimated, it has negatively impacted the fair value of Provident Bancorp, Inc. common stock and other Plan assets.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty, increase the amount participants may take in Plan loans, and delays repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions beginning in 2020 will be delayed by one year, but may still be received at the request of a participant.

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SBERA 401(k) Plan as Adopted by The Provident Bank

SUPPLEMENTAL SCHEDULE

SBERA 401(k) Plan as Adopted by The Provident Bank

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at end of year)

EIN 04-3497377 Plan Number 002

December 31, 2019

(Unaudited)

		(c) Description of Investment
(a)	(b) Identity of Issue, Borrower,	(Including Maturity Date, Rate of Interest,	(d) Cost	(e) Current
	Lessor or Similar Party	Collateral, Par or Maturity Value)		Value

	State Street Global Advisors	Index 500 Account	**	$1,429,305
	Times Square Capital Management	Small Cap Growth Account	**	1,535,610
	Institutional Capital LLC (ICAP)	Large Cap Value Account	**	938,026
*	SBERA	Money Market Account	**	994,756
	INTECH	Large Cap Growth Account	**	1,011,985
*	SBERA	Equity Account	**	716,472
	The Boston Company	Small Cap Value Account	**	486,152
*	SBERA	International Equity Account	**	482,240
*	SBERA	Bond Account	**	685,429
	Blackrock Institutional Trust	LifePath 2030	**	823,516
	Blackrock Institutional Trust	LifePath 2040	**	442,063
	PIMCO	All Asset Account	**	166,166
	Blackrock Institutional Trust	LifePath 2050	**	212,342
	Blackrock Institutional Trust	LifePath 2055	**	162,474
	Blackrock Institutional Trust	LifePath Retirement	**	285,080
*	SBERA	SBERA Account	**	124,950
	Blackrock Institutional Trust	LifePath 2025	**	93,167
	Blackrock Institutional Trust	LifePath 2045	**	87,605
	Blackrock Institutional Trust	LifePath 2035	**	128,282

*	Provident Bank Stock Fund	Unitized Stock Fund - Stock	**	8,471,972
*	Provident Bank Stock Fund	Unitized Stock Fund - Cash	**	353,258

*	Notes receivable from participants	Participant loans, various terms collateralized	-0-	389,003
		by vested account balance, interest rates
		range from 4.25% to 6.50%
		Total assets at fair value		$20,019,853

*	Party-in-interest.
**	Cost information is not required for participant-directed investments.

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SBERA 401(k) Plan as Adopted by The Provident Bank

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY THE PROVIDENT BANK

Date: June 29, 2020	By:	/s/ Carol Houle
Name: Carol Houle
Title: Plan Administrator

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Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm

17